J. Paul Compton, Jr.
Direct Dial: 205-521-8381
Direct Fax: 205-488-6381
pcompton@bradleyarant.com
September 29, 2008
Mr. Justin Dobbie
Mr. Michael R. Clampitt
Mr. Matthew Komar
Mr. Kevin Vaughn
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	CapitalSouth Bancorp
Amendment No. 1 to Registration Statement on Form S-1
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended March 31, 2008
Form 10-Q for the Period Ended June 30, 2008
Filed August 29, 2008
File No. 333-151605
Ladies and Gentlemen:
     We have received the letter of comments of the staff of the Securities and Exchange Commission (the “Commission”) dated September 19, 2008, relating to the Amendment No. 1 to Registration Statement on Form S-1 for CapitalSouth Bancorp (“CapitalSouth” or the “Company”) filed with the Commission on August 29, 2008. On behalf of CapitalSouth, we have prepared this letter of response to the comments of the staff and have prepared an Amendment No. 2 to Form S-1 to reflect our responses.
     We are transmitting to you with this letter two clean and marked versions of the Amendment No. 2 to Form S-1. The marked version has been marked appropriately to indicate the changes from the Amendment No. 1 to Form S-1 filed with the Commission on August 29, 2008 in response to the comments of the staff or otherwise. References to page numbers in this letter of response are to page numbers contained in the marked version of the Amendment No. 2 to Form S-1.
     In addition to addressing the comments outlined in your letter dated September 19, 2008, the Amendment No. 2 to Form S-1 also includes changes reflecting the deletion of the standby purchaser concept. CapitalSouth’s directors plan to purchase approximately $4.7 million of the planned $10 million rights offering and any shares which remain unsubscribed following the expiration of the rights offering will be offered to the public on a best efforts basis by the officers and directors of the Company. We have added additional language to the Company’s risk factor on page 31 which discloses that CapitalSouth has no firm commitments to purchase shares of common stock and may not be able to raise necessary additional regulatory capital.
     The following paragraphs set forth the responses to the letter of comments dated September 19, 2008:
Amendment No. 1 to Registration Statement on Form S-1
Cover Page of Prospectus
1.	Please revise the cover page of the prospectus to state that the offering to the public will be on a best efforts basis by the company’s officers and directors. Please also state the date the public offering will end.
We have revised the cover page of the prospectus to state that the offering to the public will be on a best efforts basis by the Company’s officers and directors. The Company currently anticipates that the public offering will end on or before December 15, 2008, but this date may change if the prospectus is not effective prior to October 15, 2008.
Provision for Loan Losses, Asset Quality and Nonperforming Assets, page 12
2.	On page 12, you state that in response to an unprecedented increase in nonperforming assets, you performed a review of your loan portfolio with an emphasis on loans secured by real estate. During that review discounts were applied to appraised values on real estate secured loans to estimate your total exposure given the downturn in real estate values. Please tell us and revise to disclose the types of discounts and how you determined the circumstance and amounts of such discounts. In addition, please tell us how often the real estate values are evaluated and who performs such an evaluation.

The swiftness of the decline in real estate in the fourth quarter of 2007 created the need for management to make assessments of the value of the underlying collateral on troubled and nonperforming loans. Due to the delays in being able to obtain updated appraisals for many properties securing past due loans, management made an initial assessment of the collateral value. When available, updated appraisals were utilized. However, if an updated appraisal was not available, values were estimated based on the most recent appraisal available to the Company, combined with other sources such as real estate listings, actual sales of comparable real estate, input from real estate agents and developers, and other real estate professionals. The discounts applied were determined on an individual loan basis. Typically, updated appraisals are obtained when a loan is foreclosed. However, due to the deterioration in real estate values that occurred in the fourth quarter of 2007, management decided to obtain updated valuations to better estimate its exposure on these troubled credits. Due to the volatility in the real estate market, management meets weekly to assess the changes in the market and its impact on the Bank’s troubled credits. City Presidents monitor the real estate environment in their respective markets and provide input to Credit Administration and the Special Assets Department. Trade publications are also monitored. We have revised the disclosure on page 11 to incorporate this discussion.
3.	In the first paragraph on page 13 that discusses asset quality, you state that the allowance for loan losses is established and maintained at levels management deems adequate to absorb “anticipated” credit losses. In the following paragraph, you state you determine your future loan loss provision needs to increase or decrease in order for you to maintain an allowance at a level sufficient to absorb “inherent” credit losses. Please revise your filing to address this inconsistency in your description of your allowance as of the balance sheet date.
We have clarified the Company’s statement on page 13 to indicate that the Company’s future loan loss provision may need to increase or decrease from the current level due to changes in the factors impacting management’s evaluation of the adequacy of the allowance for loan losses from the balance sheet date. The disclosure is provided to ensure that the reader understands that the evaluation of the adequacy of the allowance is a continuous process that requires constant monitoring of the factors that impact the adequacy of the allowance.
4.	Footnote 1 on page 14 states that you acquired $4.9 million of nonaccrual loans in the Monticello acquisition that were recorded at fair value in accordance with SOP 03-3. The last paragraph states that $5.9 million in nonperforming assets were acquired in connection with the acquisition. Please revise to reconcile these amounts.
The difference in the figures for nonaccrual loans and nonperforming assets acquired in connection with the acquisition of Monticello Bancshares, Inc. is due to the difference in terminology. The $4.9 million figure includes nonaccrual loans only, while the higher $5.9 million figure for nonperforming assets includes $1 million in other real estate owned. We have added disclosure on page 13 to explain the difference between the two figures.
5.	On page 16, it states that you took a more aggressive approach in determining which loans were put on nonaccrual status during 2007. Please tell us and revise future filings to more clearly explain the change in your approach to determining nonaccrual status, and identify the specific types of loans affected. Further, please disclose how much of the increase in nonaccrual loans resulted from this change in your approach.
Historically, management has reviewed loans for placement on nonaccrual status when the loan approached 90 days past due, unless other information was present that indicated

that the collection of interest due was not likely. In the fourth quarter analysis of the Bank’s loan portfolio, management reviewed all past due loans to determine the Bank’s total exposure, including the Bank’s ability to collect accrued interest. Management identified $1.9 million in loans that had not approached 90 days past due that they determined that the Bank’s ability to collect the accrued interest was not likely. Accordingly, these loans were placed on nonaccrual status and the related accrued interest was reversed from income. Of the additional $1.9 million in loans placed on nonaccrual status in the fourth quarter of 2007, $1.8 million was due to a single residential acquisition and development loan. We have revised the disclosure on page 15 to include this explanation for the change in the Bank’s approach to determining nonaccrual status, as well as identify the specific type of loan principally affected.
Regulatory Actions, page 19
6.	Please advise, with a view towards revised disclosure in the prospectus, when the company expects to receive a draft of the formal enforcement action and when the company expects to enter into the formal enforcement action.
The Company does not have any further information with respect to the timing of receipt of the draft formal enforcement action. In conversations with the Alabama State Banking Department and the Federal Reserve, the Company has been informed that the process of completing the draft enforcement action is taking “longer than expected.” The regulatory authorities have not provided the Company with a timetable for receipt of the formal enforcement action.
GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures, page 24
7.	Please address the following regarding your presentation of “Net Operating Income” in total and on a per share basis on page 26:
•	Please revise your filing as well as your future Forms 10-K and Forms 10-Q to remove the per share measures from the table as they do not appear to comply with Item 10(e) of Regulation S-K.
We have removed the per share calculations of “Net Operating Income” from page 26.
•	Please refer to FAQ 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 and substantiate the use of net operating income. Tell us specifically how you considered the fact that goodwill impairments were recognized in the fourth quarter of 2007 and second quarter of 2008 and that the exclusion of recurring items is addressed in this guidance and generally prohibited. If you arc not able to adequately support your use of this measure, please revise to remove it.

We believe the inclusion of the “Net Operating Income” calculation conforms with the guidance given in FAQ 8 due to the fact that the amount is (a) material and will be used as a measure of the Company’s performance by investors, (b) while the item has occurred in both the fourth quarter of 2007 and second quarter 2008, the current market environment is unprecedented in recent history and, despite the occurrence of the charge in two quarters, goodwill impairment is not considered a “recurring” item, and (c) the goodwill impairment charge in the second quarter of 2008 wrote off the entire remaining balance of goodwill and accordingly this type of item will “disappear” from the Company’s financials as required by the FAQ.
•	If you are able to support the measure of “Net operating income” in total, please revise the title of the line item to more appropriately reflect what it represents. “Net operating income” is generally not a customary term used in the financial reporting of financial institutions as it does not lend itself well to their business model and results of operations.
We have revised the title of the line item to “Net income before goodwill impairment charge.”
Plan of Distribution, page 54
8.	We note that the prospectus has been revised to remove all references to Keefe, Bruyette & Woods, Inc., previously identified as the company’s financial advisor and placement agent in connection with the rights offering. Please confirm that Keefe Bruyette has not and will not receive any compensation in connection with this offering or revise to disclose any such compensation in accordance with Item 508 of Regulation S-K.
The Company and Keefe, Bruyette & Woods, Inc. (“KBW”) mutually agreed to terminate KBW’s engagement as the Company’s financial advisor and placement agent in connection with the rights offering. KBW has not and will not receive any compensation in connection with the rights offering, although the Company has paid on behalf of KBW certain legal fees to KBW’s counsel in connection with the rights offering prior to the termination of the engagement.
Form 10-Q for the Period Ended June 30. 2008
9.	Please revise your future annual and interim filings to address the comments above as applicable.
The Company will address these comments in the manner discussed above in the Company’s future annual and interim filings.

     If you have any questions or require any further information with respect to the Amendment No. 2 to Form S-1 or any other matters relating thereto, please telephone either the undersigned at the number set forth above, or Laura P. Washburn of this office at 205-521-8370.
Very truly yours,

/s/ J. Paul Compton, Jr.
Enclosures

cc:	W. Dan Puckett
Carol W. Marsh
Laura P. Washburn, Esq.